

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2024

Rob L. White
Executive Vice President and Chief Financial Officer
MARATHON OIL CORP
990 Town and Country Boulevard
Houston, Texas 77024-2217

Re: MARATHON OIL CORP
  Form 10-K for Fiscal Year Ended December 31, 2023
  10-K filed February 22, 2024
  File No. 001-05153

Dear Rob L. White:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: John Montanti